Exhibit 99.1

Silver Elephant Acquires Sunawayo Silver Project Bordering Historic 350 Million Silver oz Malku Khota Project

Vancouver, British Columbia, September 8, 2020 – Silver Elephant Mining Corp. (“Silver Elephant” or “Company”) (TSX: ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces that it has entered into a binding sales and purchase agreement (“SPA”) with a private party (“Vendor”) to acquire the Sunawayo silver-lead mining project (“Sunawayo”) located immediately adjacent to the Malku Khota silver project in Bolivia. Malku Khota has a historic (2011) resource of 350 million oz of silver contained in its greenfield Wara, Sucre, and Limnosa deposits, which are only 200 meters southeast of the Sunawayo border (Southeast border). (Cited historic resource estimates are not current mineral resources or mineral reserves.)

Sunawayo is patented land which Silver Elephant has acquired through the SPA, whereas Malku Khota is unpatented land administered by the government’s Corporación Minera de Bolivia (COMIBOL). In January 2020, Silver Elephant applied for a mining production contract (MPC) with COMIBOL that would give it the rights to mine and explore Malku Khota. The application was received by COMIBOL and is under review.

The purchase of Sunawayo includes a fully permitted 100 ton-per-day open-pit mining operation that produces a lead concentrate. Sunawayo has a strike of 17 km which covers 59.5 square km of prospective area. Sunawayo has ready access to water and power. And by road it is 165 km from Bolivia’s 5th largest city, Oruro.

Joaquin Merino, VP for South America Operations, states:

“A combined Sunawayo-Malku Khota district would feature a 34 km property extent encompassing an area of over 110 square kilometers. We believe the district is situated within a very large hydrothermal system that produced the Malku Khota sedimentary exhalative (Sedex) deposit comprising a historic resource of 350 million oz silver based on 42,704 meters of drilling that took place between 2007 and 2010. The district is remarkably under-explored. Roughly 3.5 km of strike have been drilled from the Southeast border into Malku Khota project, yet the Malku Khota lithological trend and host-sandstone units extend for another 8 km northwest into Sunawayo without receiving a single exploration drill hole. The current mine pit (approximately 180m by 75m) is located 10 km northwest of the Southeast border and the pit has also never been drill-tested.”

Forty-eight samples, spanning 11 km, were taken at Sunawayo, where multitudes of visible mineralization were observed during a recent site visit. Assay results are expected in early October. Visit www.silverelef.com for project maps, photos, and a recorded video presentation.

About Sedex Deposits

Sedex-style Pb–Zn–Ag deposits account for 50% of the world’s lead and zinc reserves and 30% of the world’s silver resources, according to 2019 USGS and GSGS Global Data. Large, regional scale Sedex systems can span hundreds of kilometers, forming large tonnage deposits.

Examples are:

Teck’s Red Dog mine is the USA’s largest silver producer, producing 6.6 million oz silver annually, along with 1.2 billion pounds of zinc and 226 million pounds of lead.

Glencore’s Mount Isa mine has proven and probable reserves of 97 million tonnes at 7.0% zinc, 3.3% lead, and 60 g/t silver within measured and indicated resources of 419 million tonnes at 7% zinc, 3.7% lead and 67 g/t silver. It has been in operation since 1923.

Teck’s former Sullivan mine in British Columbia, Canada has in its lifetime produced 160 million tons of ore containing 8 million tons (16 billion pounds) of lead, 7 million tons (14 billion pounds) of zinc, and 285 million oz of silver. After 92 years of active production, the Sullivan mine was closed in 2001.

Malku Khota was described in the May 2011 technical report by GeoVector management as a Sedex-style deposit with a late hydrothermal overprint associated with the uplift of the Bolivian Altiplano which has endowed the deposit with indium and gallium in addition to silver, lead, and zinc.

Proposed Transaction Summary

Subject to the provisions of the SPA, the Vendor agrees to irrevocably transfer the mining rights of the Sunawayo to Silver Elephant upon the latter’s paying it $6,500,000. That payment will consist of $300,000 on SPA signing with the remaining $6,200,000 to be paid in cash over a one-year period in twelve equal monthly installments, starting March 1, 2021.

Closing Remarks

Silver Elephant’s goal is to explore near the Southeast border, in and around the current open pit mine, and along the 8 km Malku Khota lithological trend within sandstone units at Sunawayo. In parallel, the Company continues to advance a mining production contract application with COMIBOL for the rights to mine and explore Malku Khota.

Silver Elephant has amassed a large silver resource portfolio, consisting of:

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Silver: Sunawayo (59.5 km2), within 200 meters of Malku Khota’s historical 350-million-oz Sedex-style silver deposit. Sunawayo is fully permitted for a 100 tpd mining operation.

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Silver: Pulacayo (35.5 km2), with 93,311 meters drilling. An updated resource estimate is expected in September. Refer to Company news dated July 20.

●
Gold/silver: Triunfo (25.6 km2), with step-out drilling next to 95 meters grading 0.4 g/t Au, 22g/t Ag, 1% Pb+Zn. First batch of assay results is expected in October. Refer to Company news dated August 19.

Joaquin Merino, VP for South America Operations, further states:

“Bolivia has more than 5 centuries of proud mining tradition and is home to Cerro Rico and Pulacayo, two of world’s largest silver mines, based on historical production. I have been working in Bolivia since 2005 and we are thrilled to explore these elephant-sized silver projects at this exciting time of rising silver prices in a country opening up to investors after a decade of under-investment.”

All currencies are in USD.

Qualified Person

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by it. Mr. Oosterman is a qualified person (“QP”) as defined by the guidelines in NI 43-101. Historic resource numbers for the Malku Khota project cited in this release are taken from the May 10th, 2011 Technical Report completed by Geovector Management Inc., AGP Mining Consultants, and Pennstrom Consulting. A qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserve, and the Company is not treating the historical estimate as current mineral resources or mineral reserves.

About Silver Elephant

Silver Elephant is a premier silver mining company. The Company’s goal is to enable shareholders to own as much silver in the ground as possible.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@silverelef.com  www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.

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